Exhibit (e)(16)

MODIFICATION AND WAIVER

This MODIFICATION AND WAIVER is entered into as of the    day of April, 2016, pursuant to Section 11 of that certain Indemnification Agreement of even date herewith by and between the undersigned and Alliance Fiber Optic Products, Inc. (the “Agreement”). Except as provided herein, the Agreement remains in full force and effect. Capitalized terms used but not otherwise defined herein shall be ascribed the meaning given to them in the Agreement.

Notwithstanding anything to the contrary in the Agreement, Indemnitee hereby irrevocably waives any and all rights he or she may have under Section 3(b) (“Letter of Credit”) and Section 3(c) (“Term of Letter of Credit”) of the Agreement.

In addition, Section 3(a) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Advancement of Expenses.  All reasonable Expenses incurred by or on behalf of Indemnitee (including costs of enforcement of this Agreement) shall be advanced from time to time by the Corporation to Indemnitee within thirty (30) days after the receipt by the Corporation of a written request for an advance of Expenses, whether prior to or after final disposition of a Proceeding (except to the extent that there has been a Final Adverse Determination (as hereinafter defined) that Indemnitee is not entitled to be indemnified for such Expenses), including without limitation any Proceeding brought by or in the right of the Corporation.  The written request for an advancement of any and all expenses under this paragraph shall contain reasonable detail of the Expenses incurred by Indemnitee.  In the event that such written request shall be accompanied by an affidavit of counsel to Indemnitee to the effect that such counsel has reviewed such expenses and that such expenses are reasonable in such counsel’s view, then such expenses shall be deemed reasonable in the absence of clear and convincing evidence to the contrary.  By execution of this Agreement, Indemnitee shall be deemed to have made whatever undertaking may be required by law at the time of any advancement of Expenses with respect to repayment to the Corporation of such Expenses.  In the event that the Corporation shall breach its obligation to advance Expenses under this Section 3, the parties hereto agree that Indemnitee’s remedies available at law would not be adequate and that Indemnitee would be entitled to specific performance. Notwithstanding anything to the contrary herein, by execution of this Agreement, Indemnitee agrees to promptly, and in any event within ten business days, repay to the Corporation all amounts advanced pursuant to this Section 3 if it should ultimately be determined that Indemnitee is not entitled to be indemnified under this Agreement.”

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IN WITNESS WHEREOF, the parties have executed this Modification and Waiver as of the date first set forth above.

INDEMNITEE

ALLIANCE FIBER OPTIC PRODUCTS, INC.

[Name]
[Title]